[Repsol YPF letterhead]

March 19, 2007

Re:	Repsol YPF, S. A.
Form 20-F for the fiscal year ended December 31, 2005
File No. 1-10220

Ms. Jill S. Davis
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.W.
Washington, D.C. 20549-7410

Dear Ms. Davis:

     Thank you for your letter dated February 16, 2007 setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “SEC” or “Commission”) to our letter dated February 16, 2007, which responded to the Staff’s letter dated December 27, 2006, which responded to our letter dated November 6, 2006, which responded to the Staff’s letter dated September 26, 2006 setting forth comments of the Staff on the annual report on Form 20-F for the year ended December 31, 2005 (the “2005 Form 20-F”) of Repsol YPF, S.A. (“Repsol YPF”, also referred to in this letter as the “company” and “we”).

     We appreciate your understanding in affording us the time necessary to prepare our responses, which we set forth in Annex A hereto. To facilitate the Staff’s review, we have reproduced the captions and numbered comments from the Staff’s February 16, 2007 comment letter in bold text.

     In providing these responses, and in response to the Staff’s prior request, we hereby acknowledge that:

  Repsol YPF is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

  Staff comments or changes to this disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

1

  Repsol YPF may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We would like to express our appreciation for your cooperation in these matters, and we are available to discuss any of our responses with you at your convenience. In that connection, please do not hesitate to contact the undersigned in Madrid at 011-34-91-348-1494 or fax: 011-34-91-348-7199; Manuel Arranz at 011-34-91-514-5000 or Joel Osnoss at 212-436-3352 of Deloitte, our external auditors, or our counsel, Michael J. Willisch of Davis Polk & Wardwell, at 011-34-91-702-2741 or fax: 011-34-91-702-2765.

Very truly yours,

/s/ Fernando Ramírez Mazarredo

Fernando Ramírez Mazarredo
Group Managing Director of Finance and
Corporate Services

2

ANNEX A

Form 20-F for the Fiscal Year Ended December 31, 2005

12. Control Procedures, page 188

1.	We have further considered your response to prior comment number three and are unable to agree with your conclusion regarding the qualifying language you use when disclosing that no changes occurred to your internal control over financial reporting except for the “numerous and effective organizational changes in 2005. ” Please confirm that you will revise your disclosure as previously requested. In this regard, our previous request was that you revise to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Please contact us at your convenience to further discuss this issue.

         Repsol YPF acknowledges that the Staff’s position is that statements regarding changes in internal controls over financial reporting must not include any qualifying language, and agrees that any statements that Repsol YPF makes in future filings regarding changes in internal controls over financial reporting will not include any qualifying language.

ANNEX A

Risk Factors, page 3

Political instability and the negative regulatory environment and outlook for the oil and gas industry in Bolivia…..page 6

2.	We have reviewed your response to comment 42 of our letter dated September 26, 2006. With the change in contracts or ownership structures in Bolivia, Argentina and Venezuela and the host countries taking a majority interest share and direct control of these contracts and assets indicate to us how this now affects the certainty of proved undeveloped reserves in terms of being developed and produced. Tell us if any proved undeveloped reserves will be taken out of the proved category due to this possible increased uncertainty of development. If not, tell us why not.

1. In Bolivia,

         As of December 31, 2005 and as of the filing date of the 2005 Form 20-F, both Repsol YPF and its affiliate, Andina, like all other oil and gas companies operating in Bolivia, conducted their operations as established by the previous Risk Sharing Agreements (“Contratos de Riesgo Compartido”), except for the payment of additional royalties accrued according to the new Hydrocarbon Law N° 3.058 of May 2005 and the payment of provisional additional royalties required by Supreme Decree 28.701 of May 1, 2005, both of which were paid in cash.

         To this effect, and given that the Hydrocarbon Law N° 3.058 of May 2005 permitted royalties to be paid in cash, these were considered proved reserves as of the above dates so long as they met all other requirements of the proved reserve definition without considering any additional contractual changes.

         On October 28, 2006 Repsol YPF signed Operating Agreements with Yacimientos Petrolíferos Bolivianos (“YPFB”), the National Bolivian oil company, in respect of Caipipendi, San Antonio and San Alberto areas among others, converting its previous Risk Sharing Agreements into Operating Agreements. These arrangements will come into effect once approved by the Bolivian Congress and ratified before a notary. Both Repsol YPF and Andina expect Operating Agreements with similar terms to be entered into and ratified in relation to all areas in Bolivia.

         Although currently Repsol YPF and Andina, as well as the other oil and gas companies operating in Bolivia, still conduct their operations as established by the Risk Sharing Agreements, given the increased royalties imposed by the new Hydrocarbon law N° 3.058 and the Supreme Decree 28.701, Repsol YPF has estimated proved reserves in Bolivia at December 31, 2006 applying prudent policies and taking into account the following:

a)	The anticipated effects of the new Operating Agreements, as if such Agreements came into effect on January 1, 2007.

ANNEX A

b)	The expected acquisition by YPFB of a majority interest in Andina pursuant to Supreme Decree 28.701, and the resulting deconsolidation of Andina by Repsol YPF.

         Under the new conditions, Repsol YPF’s proved reserves in Bolivia at December 31, 2006 were accounted for using the economic interest method. The above hypotheses reflect the uncertainty of the new contractual framework applicable to operations as well as the impact on proved reserves due to the execution of the new Operating Agreements (and the expected execution of further Operating Agreements) and the assumed deconsolidation of Andina.

         Accordingly, Repsol YPF’s proved reserves at December 31, 2006 were adjusted downward as follows (in thousands of barrels of oil equivalent):

Proved reserves as of December 31, 2005			Improved Recovery	Extension and Discoveries	Revision due to New Law	Technical revision of previous estimates	Production	Proved reserves as of December 31, 2006
Developed	Undeveloped	Total						Developed	Undeveloped	Total
489,387	114,857	604,244	294	-	(459,483)	(7,217)	(46,910)	71,268	19,660	90,928

Note: Revision due to new law encompasses the effect of the new contracts and the deconsolidation of Andina.

         The foregoing information will be disclosed in Repsol YPF´s 2006 Form 20-F.

2. In Venezuela

         As of December 31, 2005 and as of the filing date of the 2005 Form 20-F, Repsol YPF considered, applying prudent policies, that the then current Operating Service Agreements would be required to become a Joint Venture Agreement and, in consequence thereof, proved reserves could be materially affected. In anticipation of these changes, proved developed and undeveloped reserves at December 31, 2005 were adjusted downward to the equivalent of the 46% stake Repsol YPF Venezuela expected to hold in the joint venture, rather than the 100% stake held by it in the former Operating Service Agreements.

         No material adjustment to the amount of proved reserves as of December 31, 2005 was required once the Supreme Decrees dated May 5, 2006 and June 20, 2006 were ratified. These decrees, which created a joint venture between Petróleos de Venezuela (PDV), a PDVSA affiliate, and Repsol YPF through a Tax and Royalty Agreement, resulted in Repsol YPF having a 40% stake in oil fields and a 60% stake in gas fields, with temporary extensions of mining rights with respect to the previous operating service agreements.

         At December 31, 2006 minor adjustments were made to the 2005 provisional estimates corresponding to the abovementioned holdings and the temporary extension of mining rights.

          The foregoing information will be disclosed in Repsol YPF´s 2006 Form 20-F.

3. In Argentina

ANNEX A

         As of December 31, 2005 Repsol YPF made a downward revision of previous estimates of proved reserves to account solely for the remaining term of the existing exploitation concessions, rather than assuming that such concessions would be renewed.

         At December 31, 2006, no new contractual modifications that could affect proved oil and gas reserves or the certainty of their development were expected in Argentina.

Operations, page 17

Oil and Gas reserves, page 18

3.	We have reviewed your response to comment 43. You indicate that the independent engineers made a comprehensive review of all the pertinent data required to prepare a reserve estimate and determined the estimate was made in accordance with SEC requirements. As an independent engineering “review” is not a well defined term please revise your document to include the following information, as it relates to each of the engineering reviews that were conducted.

	(a)	Explain that your use of the term engineering review is intended only to refer to the collective application of the procedures outlined in the document, for which the outside engineering firms were engaged to perform. Please clarify that this term may be defined and used differently by other companies.

	(b)	Include who selected the properties to be reviewed and on what basis that selection is made. Include if any material properties were withheld from the independent engineers and if so, which property they were and the reasons.

	(c)	Disclose the nature and scope of the review procedures that were performed and identify any limitations. Please address the extent to which the engineering firms evaluated and tested the following:

	•	assumptions underlying decline curve analysis, as they relate to production and pressure,

	•	well spacing, as it relates to reserves on un-drilled locations, and evidence of communication or potential drainage to offsetting producing wells,

	•	ownership interest in the properties evaluated,

	•	historical costs of operations and development of the properties evaluated,

	•	product prices, including agreements impacting revenues and future operations

(d)	Disclose the extent to which the outside engineering firms determined that your reserve estimates were reasonable or fairly states, relative to

ANNEX A

the criteria of “reasonable certainty,” as it pertains to expectations about the recoverability of reserves in future years, under existing economic and operating conditions; consistent with the definition in Rule 4-10(a)(2) of Regulation S-X.

(e)	Disclose the quantity and percentage variances between the reserve estimates you prepared, and those of the outside engineering firm, in the aggregate and for individual properties that are material. Include the percent of wells that were greater than 10% above or below your estimate, the percentage of total proved reserves this represents and the range of difference between you and the independent engineers.

We believe the above information would be meaningfully situated in a separate subsection within your discussion of properties. Any mention of independent engineering review or assessment appearing outside of this section should include a cross reference to these disclosures for information about the scope and limitations of the procedures performed.

         We acknowledge the Staff’s comment and confirm that in future filings we will add a subsection which will include all information referring to external reservoir engineer evaluations and will add appropriate cross references to this subsection to facilitate the reading and interpretation of the information in other sections of the Form 20-F.

         We have included below the disclosure we would expect to include in future filings of our Form 20-F. For your convenience, we have set forth below the Staff’s comments together with the expected disclosure to be included in future filings in response to each such comment.

(a)	Explain that your use of the term engineering review is intended only to refer to the collective application of the procedures outlined in the document, for which the outside engineering firms were engaged to perform. Please clarify that this term may be defined and used differently by other companies.

Engineering Evaluations of Estimated Reserves

         We contract from time to time external reservoir engineers to perform independent engineering evaluations of our properties. When we use the term “engineering evaluation”, we mean that an external reservoir engineer made an independent comprehensive evaluation of reserves by interpreting and assessing all the pertinent data to generate such engineer’s own cash flow analysis and proved reserves estimates. The main product of these external engineering evaluations is a report that includes the engineer’s actual proved reserves estimates and economic evaluation. This report may also, at Repsol YPF’s request, include maps, logs or other technical backup used by the external reservoir engineer. The term “engineering evaluation” as used by us may not be comparable to other similarly titled evaluations or procedures used by other companies in respect of proved reserves.

ANNEX A

(b)	Include who selected the properties to be reviewed and on what basis that selection is made. Include if any material properties were withheld from the independent engineers and if so, which property they were and the reasons.

     The initial selection of the properties for evaluation is performed by the Reserves Control Unit with the approval of Repsol YPF’s Audit and Control Committee. The properties for evaluation in any given year are selected with a view to evaluating:

1.	all properties on a three year cycle, with properties evaluated in the first year of the cycle corresponding to those evaluated in the first year of the previous cycle;

2.	recently acquired properties not evaluated in the previous cycle and properties with respect to which there is new information which could materially affect prior reserves estimates; and

3.	approximately one-third of the volume of the net proved reserves at the end of the year of the evaluation.

         The properties to be evaluated in any given year may be modified for various reasons, such as the presence of new material technical or production information or legal, tax or regulatory changes.

         All properties initially selected to be evaluated in 2006 were evaluated in such year. In addition, all properties initially scheduled to be evaluated in 2007 were evaluated in 2006 in order to close in such year the 2005-2007 tri-annual evaluation cycle.

(c)	Disclose the nature and scope of the review procedures that were performed and identify any limitations. Please address the extent to which the engineering firms evaluated and tested the following:

	•	assumptions underlying decline curve analysis, as they relate to production and pressure,

	•	well spacing, as it relates to reserves on un-drilled locations, and evidence of communication or potential drainage to offsetting producing wells,

	•	ownership interest in the properties evaluated,

	•	historical costs of operations and development of the properties evaluated,

	•	product prices, including agreements impacting revenues and future operations

(d)	Disclose the extent to which the outside engineering firms determined that your reserve estimates were reasonable or fairly stated, relative to the criteria of “reasonable certainty,” as it pertains to expectations about the recoverability of reserves in future years, under existing economic and

ANNEX A

operating conditions; consistent with the definition in Rule 4-10(a)(2) of Regulation S-X.

         All external reservoir engineer estimates of proved reserves were prepared using standard geological and engineering methods generally accepted by the petroleum industry. The nature and scope of procedures performed and methods or combination of methods utilized in the analysis of each reservoir was tempered by experience with similar reservoirs, the stage of development of the reservoir, the quality and completeness of basic data regarding the reservoir and its production history.

         All the assumptions made and the basis for technical calculations used in the external evaluations were based on the guides, norms and procedures established by Rule 4-10(a) of Regulation S-X under the Securities Exchange Act of 1934 and Statement FAS 69 of the Financial Accounting Standards Board.

         In order to meet the high standard of “reasonable certainty,” the reserves evaluations were stated taking into consideration additional guidance as to reservoir economic producibility requirements, acceptable proved area extend, recovery factors and improved recovery methods, commerciality under existing economic and operating conditions and project maturity.

         Where applicable, the volumetric method was used to determine the original quantities of petroleum in place. Estimates were made by using various types of logs, core analysis and other available data. Formation tops, gross thickness, and representative values for net pay thickness, porosity and interstitial fluid saturations were used to prepare structural maps to delineate each reservoir and isopachous maps to determine reservoir volume. Where adequate data were available and where circumstances justified, material-balance and other engineering methods were used to estimate the original petroleum in place.

         Estimates of ultimate recovery were obtained by applying recovery efficiency factors to the original quantities of petroleum in place. These factors were based on the type of energy inherent in the reservoir, analysis of the fluid and rock properties, the structural position of the properties and their production history. In some instances, comparisons were made with similar production reservoirs in the area where more complete data were available.

         Where adequate data were available and where circumstances justified, material-balance and other engineering methods were used to estimate recovery factors. In these instances, reservoir performance parameters such as cumulative production, production rate, reservoir pressure, gas oil ratio behavior and water production were considered in estimating recovery efficiency used in determining gross ultimate recovery.

         In certain cases where the above methods could not be used, reserves were estimated by analogy to similar reservoirs where more complete data were available.

         The external reservoir engineers also evaluate and test all technical constraints and restrictions, including, but not limited to:

ANNEX A

	•	For depletion-type reservoir or other reservoirs where performance has disclosed a reliable decline in production-rate trends or other diagnostic characteristics, reserves were estimated by the application of appropriate decline curves or other performance relationships. In analyzing decline curves, reserves were estimated to the calculated economic limits based on current economic conditions.

Proved reserves were limited to:

     a. the portion of the reservoir delineated by drilling and defined by gas-oil and/or oil-water contacts, if any, and in the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir,

     b. the economic limit, the expiration data of a production license or, in the case of gas reserves, the expiration of applicable gas sales contracts, whichever occurs first.

	•	Reserves on undrilled acreage were limited to those drilling units offsetting productive units that were reasonably certain of production when drilled. Proved reserves for other undrilled units were claimed only where it could be demonstrated with certainty that there was continuity of production from the existing productive formation.

	•	The reserves estimated in the report of the engineering firm are typically expressed as gross and net reserves. Gross reserves are defined as the total estimated petroleum to be produced from the properties at the year end. Net reserves are defined as that portion of the gross reserves attributable to the interest of Repsol YPF after deducting interests owned by third parties.

	•	Historical cost of operations and development of the properties evaluated, as well as product prices, including agreements affecting revenues and future operations form an integral part of the data pack and are provided to the external reservoir engineer to assist in its evaluation.

(e)	Disclose the quantity and percentage variances between the reserve estimates you prepared, and those of the outside engineering firm, in the aggregate and for individual properties that are material. Include the percent of wells that were greater than 10% above or below your estimate, the percentage of total proved reserves and this represents and the range of difference between you and the independent engineers.

          [Note to the Staff: The information below will be completed when the 2006 Form 20-F is filed.]

            Repsol YPF's estimated proved reserves at December 31, 2006 were • million barrels of oil equivalent. At December 31, 2006, external reservoir engineers evaluated fields in respect of which Repsol YPF estimated as of such date proved reserves of • million barrels of oil equivalent in the aggregate. Such external reservoir engineers’ aggregate estimated proved reserves in respect of such fields did not vary by more than

ANNEX A

10% above or below Repsol YPF’s aggregate estimates in respect of such fields. In addition, the respective external reservoir engineer’s estimate in respect of each material property did not vary by 10% or more above or below Repsol YPF’s estimate in respect of such property [other than •, where the variation was •%].